SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


05059532

FORM 11-K




| | |
|---|---|
| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |
| | OR |
| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |

For the fiscal year ended December 31, 2004

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

---



WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Performance Share Plan statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Performance Share Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

By: 

Edward P. Rogel
Chairman
Administrative Committee

June 27, 2005
Date



**KPMG LLP**
Suite 900
801 Second Avenue
Seattle, WA 98104

## Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statements (No. 333-53010 and No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Weyerhaeuser Company Performance Share Plan.

KPMG LLP

Seattle, Washington
June 27, 2005



# WEYERHAEUSER COMPANY PERFORMANCE SHARE PLAN

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)



**KPMG LLP**
Suite 900
801 Second Avenue
Seattle, WA 98104

## Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Seattle, Washington
June 27, 2005

**WEYERHAEUSER COMPANY**
**PERFORMANCE SHARE PLAN**

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

Dollar amounts in thousands

| | | 2004 | 2003 |
|---|---|---|---|
| Assets: | | | |
| Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust: | | | |
| Weyerhaeuser Company Common Stock Fund at fair value | $ | 100,810 | 100,541 |
| Receivables: | | | |
| Employer contributions | | 13,797 | 2,019 |
| Net assets available for benefits | $ | 114,607 | 102,560 |

See accompanying notes to financial statements.

**WEYERHAEUSER COMPANY**
**PERFORMANCE SHARE PLAN**

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Dollar amounts in thousands

| | | |
|---|---|---|
| Additions: | | |
| Employer contributions | $ | 13,797 |
| Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust | | 7,260 |
| Total additions | | 21,057 |
| Deductions: | | |
| Benefits paid to participants | | 9,010 |
| Net increase | | 12,047 |
| Net assets available for benefits: | | |
| Beginning of year | | 102,560 |
| End of year | $ | 114,607 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following description of the Weyerhaeuser Company Performance Share Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution profit-sharing plan and was established January 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any employee of Weyerhaeuser Company (the Company) or of a participating subsidiary is eligible for and automatically enrolled in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. Effective January 1, 2004, participants of the Weyerhaeuser Real Estate Company Long Term Incentive Plan are not eligible to participate in the Plan.

Vanguard Fiduciary Trust Company (VFTC) acts as trustee and recordkeeper for the Plan.

The Plan is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in Weyerhaeuser Stock or paid in cash.

### *(b) Contributions*

The Plan provides for a profit-sharing contribution. The Weyerhaeuser Company board of directors (the Board) determines the amount of the employer profit-sharing contribution for each plan year. All contributions are stated as a percentage of the pay of the covered participants. The Board may declare contributions for one group or division of the Company that vary, as a percentage of pay, from the contribution declared for another group or division of the Company. Employer contributions are determined during the year following the plan year for which that contribution is to be made and shall be deposited into the trust fund. For the year ended December 31, 2004, eligible employees of the Weyerhaeuser Real Estate Company received a profit-sharing contribution of 3.33% of eligible compensation. For the year ended December 31, 2004, eligible participants of the Plan who are not employees of the Weyerhaeuser Real Estate Company received a profit-sharing contribution of 0.67% of eligible compensation.

All contributions shall be invested in the Company stock fund and must remain invested in the Company stock fund.

### *(c) Participant Accounts*

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income and profit-sharing contributions. Allocations of income are based on units assigned to participants.



(Continued)

*(d)* ***Vesting***

The interest of a participant in the profit-sharing contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure, or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees hired on or before January 1, 2002, who are eligible to participate in the Plan, are 100% vested in their accounts. Employees hired after January 1, 2002 vest after six years of vesting service according to the following schedule.

| Years of vesting service | Percent vested |
|---|---|
| Less than two years of service | 0% |
| Two years of service | 20% |
| Three years of service | 40% |
| Four years of service | 60% |
| Five years of service | 80% |
| Six or more years of service | 100% |

Effective January 1, 2004, participants who became employees of the Company as a result of the Company's acquisition of Wilton Connor LLC in 2003 and were employees as of January 1, 2004 are 100% vested in their accounts.

If a participant is not fully vested in his/her employer contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. Forfeitures of $27,000 were used to reduce employer contributions in 2004. There were approximately $53,000 and $26,000 of unallocated forfeitures as of December 31, 2004 and 2003, respectively.

*(e)* ***Valuation Frequency***

Account balances are valued on a daily basis.

*(f)* ***Payment of Benefits***

A participant who is at least age 55 and fully vested may withdraw his/her interest in his/her account at any time. Contributions to the Plan for all other participants may be withdrawn only upon termination from service.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

### (g) *Expenses of the Plan*

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

## (2) Summary of Accounting Policies

### (a) *Basis of Accounting*

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

### (b) *Participation in Master Trust and Unit Accounting*

All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and the Weyerhaeuser Company 401(k) plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

### (c) *Investment Valuation and Interest in the Master Trust at Fair Value*

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

### (d) *Income Recognition and Net Investment Income from the Master Trust*

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in note 6 is allocated to each plan investing in the Master Trust based on the units of each fund held by the Plan and plan specific participant loans.

### *(e) Risks and Uncertainties*

The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

### *(f) Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

### *(g) Payment of Benefits*

Benefits are recorded when paid.

## (3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the plan termination, participants will become fully vested in their accounts.

## (4) Tax Status

A ruling has been obtained from the Internal Revenue Service stating that the Plan as restated effective January 1, 2000 qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

## (5) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) as included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $(3.9) million, $364.1 million, and $27.3 million, respectively, as of December 31, 2004. The contract value of the Synthetic GICs held in the Master Trust was comprised of the wrappers, bonds, common commingled trust funds, and registered investment company funds totaling $(5.6) million, $13.4 million, $370.8 million, and $47.4 million, respectively, as of December 31, 2003.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2004 and 2003 was 4.2% and 4.7%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2004 and 2003 was 4.1% and 4.4%, respectively. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $1.7 million and $12.7 million as of December 31, 2004 and 2003, respectively.



(Continued)

**WEYERHAEUSER COMPANY**
**PERFORMANCE SHARE PLAN**

Notes to Financial Statements

December 31, 2004 and 2003

## (6) Interest in Master Trust

At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 4%. The following table presents the values of investments held by the Master Trust as of December 31, 2004 and 2003 and the investment income (loss) for the year ended December 31, 2004:

| | | 2004 | 2003 |
|---|---|---|---|
| | | (Dollar amounts in thousands) | |
| Investments: | | | |
| Investments in shares of registered investment company funds and Company stock at fair value: | | | |
| Weyerhaeuser Company Common Stock Fund including cash equivalents of $2,039 and $3,054, respectively | $ | 626,561 | 615,705 |
| Vanguard 500 Index Fund | | 853,071 | 801,552 |
| Vanguard Extended Market Index Fund | | 239,136 | 176,957 |
| Vanguard Total International Stock Index Fund | | 66,403 | 36,536 |
| Vanguard Wellesley Income Fund | | 312,016 | 288,215 |
| Vanguard Prime Money Market Fund | | 31,621 | 31,808 |
| Vanguard Total Bond Fund | | 42,408 | 40,539 |
| Investments in Weyerhaeuser Stable Value Fund at contract value: | | | |
| Traditional guaranteed investment contracts | | 189,548 | 171,209 |
| Synthetic guaranteed investment contracts | | 387,458 | 426,043 |
| Vanguard Prime Money Market Fund | | 20,829 | 20,269 |
| Pending trades and other | | 520 | 1,499 |
| Participant loans | | 121 | 441 |
| Total investments | $ | 2,769,692 | 2,610,773 |
| Investment income (loss): | | | |
| Net appreciation (depreciation) in fair value of investments: | | | |
| Weyerhaeuser Company Common Stock Fund | $ | 33,460 | |
| Vanguard 500 Index Fund | | 68,550 | |
| Vanguard Extended Market Index Fund | | 33,936 | |
| Vanguard Total International Stock Index Fund | | 8,838 | |
| Vanguard Wellesley Income Fund | | 9,292 | |
| Vanguard Total Bond Fund | | (199) | |
| Dividend income | | 47,617 | |
| Interest income | | 24,737 | |
| Net investment income | $ | 226,231 | |